UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Gulf United Energy, Inc.
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(Name of Issuer)

Common Stock, par value $0.001
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(Title of Class of Securities)

402580104
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(CUSIP Number)

Ernest Barger Miller IV
3817 Overbrook Ln.,
Houston, Texas 77027
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(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 13, 2010
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(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.

1.  Name of Reporting Persons.
  I.R.S. Identification Nos. of above persons (entities only).

Ernest Barger Miller IV

2.  Check the Appropriate Box If a Member of a Group (See Instructions).
     (a)  [  ]
     (b)  [X]

3.  SEC Use Only.

4.  Source of Funds (See Instructions).

OO

5.  Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e).  [   ]

6.  Citizenship or Place of Organization.

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	Sole Voting Power.	31,500,000	See Item 5

	8.	Shared Voting Power.	-

	9.	Sole Dispositive Power	31,500,000	See Item 5

	10.	Shared Dispositive Power.	-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person.

31,500,000 (See Item 5)

12.  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions).   [  ]

13.  Percent of Class Represented by Amount in Row (11).

10.8%(1)

14.  Type of Reporting Person (See Instructions).

IN
(1)  Based on 292,700,000 shares of Issuer common stock issued and outstanding as of August 31, 2010.

ITEM 1.  SECURITY AND ISSUER.

This Schedule 13D relates to shares of Common Stock, par value $0.001 per share (the “Common Stock”), of Gulf United Energy, Inc. (the “Issuer”). The Issuer’s address is P.O. Box 22165, Houston, Texas 77227.

ITEM 2.  IDENTITY AND BACKGROUND.

(a)  Name.  This statement is filed by Ernest Barger Miller IV, an individual.

(b)  Residence or Business Address.  The residential address of Mr. Miller is 3817 Overbrook Ln., Houston, Texas 77027.

(c)  Principal Occupation and Business Address.  Mr. Miller is an independent oil and gas investor.

(d)  Five Year Criminal History.  The Reporting Person has not, during the past five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)  Five Year Civil History.  The Reporting Person has not, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result which the Reporting Person became or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Citizenship.  The Reporting Person is a citizen of the United States of America.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On July 13, 2010, the Issuer entered into a farmout agreement (the “Farmout Agreement”), pursuant to which the Issuer acquired the right to earn an undivided forty percent (40%) participation interest in Block Z-46, an approximately 2.8 million acre offshore block in Peru.  The Company acquired the right to enter into the Farmout Agreement from the Reporting Person and other third parties (collectively the “Assignors”) pursuant to an assignment agreement dated as of April 5, 2010 (the “Assignment”).  In connection with the execution of the Assignment, the Company agreed to pay the Assignors a $1,680,000 fee by issuing to each of the Assignors, including the Reporting Person, 14,000,000 shares of the Company’s common stock (the “Shares”)..

ITEM 4.  PURPOSE OF TRANSACTION.

The Reporting Person initially acquired the Shares for investment purposes. The Reporting Entities may purchase additional shares of the Issuer’s common stock or dispose of all or some of the Shares from time to time, in each case in open market or private transactions, or the Reporting Person may continue to hold the Shares.

The Reporting Person filed a Schedule 13G on March 24, 2010 (the “13G”). This Schedule 13D filing, which supersedes the Schedule 13G, results from both the acquisition of the Shares and the intention of the Reporting Person to consider his investment in the Issuer on a continuing basis and take any actions the Reporting Person deems prudent in order to preserve or enhance the value of its investment in the Issuer. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of its common stock, and general economic and industry conditions, the Reporting Person may, among other things, communicate with other stockholders of the Issuer, make proposals to the Issuer concerning the operations of the Issuer, make offers to acquire any of the assets of the Issuer, purchase additional shares of the Issuer’s common stock, or sell some or all of the Shares.  Additionally, the Reporting Person may also propose to the Issuer that the Reporting Person be nominated to serve as a member of the Issuer’s board of directors or as an executive officer of the Issuer.    Notwithstanding the preceding, the Reporting Person reserves the right to change his intention with respect to any and all matters referred to in this Item 4.

Except as described herein, none of the Reporting Person has no present plans or proposals that would result in or relate to any of the transaction enumerated in Item 4 of Schedule 13D, although the Reporting Person reserves the right to exercise any and all of their respective rights as a stockholder of the Issuer from time to time.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

(a)  Amount Beneficially Owned and Percent of Class:  The Reporting Person beneficially owns 31,500,000 shares of the Issuer’s common stock, which comprises 10.8% of the Issuer’s total issued and outstanding shares of common stock based on 292,700,000 shares of the Issuer’s common stock issued and outstanding as of August 31, 2010.

(b)  Number of Shares as to which the Reporting Person has

(i)	Sole power to vote or to direct the vote: 31,500,000

(ii)	Shares power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition: 31,500,000

(iv)	Shares power to dispose or to direct the disposition of: 0

(c) Transactions effected during the past 60 days or since the most recent filing of Schedule 13D:

(i)	On July 13, 2010, the Reporting Person acquired 14,000,000 shares of the Issuer’s common stock as described in Item 3, such disclosure being incorporated into this Item 5(c) by reference.

(d)  Not applicable.

(e)  Not applicable.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Except as described in Items 3, 4, and 5 of this Statement, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) among the Reporting Person and any person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: ____________________________

Signature: /S/ ERNEST BARGER MILLER IV

Name/Title: _______________________